EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Profit	$109	$93	$333	$283

Add:
Provision for income taxes	41	29	126	98

Profit before income taxes	$150	$122	$459	$381

Fixed charges:
Interest expense	$201	$211	$603	$624
Rentals at computed interest*	1	1	4	4

Total fixed charges	$202	$212	$607	$628

Profit before income taxes plus fixed charges	$352	$334	$1,066	$1,009

Ratio of profit before income taxes plus fixed charges to fixed charges	1.74	1.58	1.76	1.61

*Those portions of rent expense that are representative of interest cost.